METAL STORM LIMITED
A.C.N. 064 270 006

BRISBANE, AUSTRALIA - 5 August 2004 - Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm Limited Director and major shareholder, Mr. Mike O’Dwyer has contacted the company in relation to speculation that he or members of his immediate family have traded shares in Metal Storm Limited over the last two days. Mr. O’Dwyer has advised the company that neither he nor any member of his immediate family have sold or traded any of the securities involved.

ENDS